May 25, 2018

Robert McGuire
Chief Executive Officer
Plantation Corp.
514 Grand Avenue, Suite 161
Laramie, WY 82070

       Re: Plantation Corp.
           Registration Statement on Form S-1
           Filed April 30, 2018
           File No. 333-224534

Dear Mr. McGuire:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed April 30, 2018

Prospectus Cover Page, page 3

1. As there is no minimum amount of shares that must be sold by the company, please revise the offering table to disclose the amount of offering proceeds the company could receive if it sold 25%, 50%, 75% and 100% of the securities it is offering. Prospectus Summary
Corporate Background, page 5

2. You disclose that FreshTec received 11,650,347 shares of Epic Wyoming's common stock for consenting to the assignment of its modified atmosphere packaging technology. We
 Robert McGuire
FirstName Corp.
Plantation LastNameRobert McGuire
Comapany NamePlantation Corp.
May 25, 2018
May 25, 2018 Page 2
Page 2
FirstName LastName
         note on page F-14 that you issued 11,044,335 founder shares in exchange for acquiring the license agreement for atmosphere packaging technology. Please clarify whether these were the same transactions. If not, tell us how you valued the license from FreshTec.
3. Please disclose the business or other reasons the company combined a payphone business with a proposed cannabis packaging business. Discuss whether you intend to continue the payphone business.
4. We note that Mr. Adrian Bray is your CFO, Secretary and Director and also an officer and director of FreshTec, Inc. Therefore, please identify FreshTec as a related party throughout the filing.
Risk Factors, page 7

5. Please provide a risk factor that discusses the company's prior history of being delinquent in filing its required periodic reports and the resulting revocation of the registration of the company's securities by the SEC on December 10, 2015.
Risks Relate to Our Intellectual Property, page 11

6. Please revise all the risk factors under this subheading so that it is clear that you do not own any patents and only have the rights to license your technology from a related party that owns the patents. Therefore, you will not be obtaining, maintaining or enforcing any patents to the technology, but will be relying on FreshTec to do so. We may not be able to secure trademark protection for any marks we use to identify the
Company and its products, page 12

7. Please clarify that it is Mr. Robert McGuire, Sr. who has applied for trademarks and not the company. We refer to your disclosure regarding trademarks on page
29.
Risks Associated with this Offering, page 14

8. Please add a risk factor that discusses the challenges the company may face in selling the
         8 million shares it is offering at a fixed price of $1.00 when there is a concurrent offering by selling stockholders who may sell their shares at market or other prices that may be lower than $1.00 once the shares are quoted for trading on the OTC Markets.
Description of Business
Legal marijuana market growth, page 26

9. You state at the top of page 27 that the "marijuana industry is evolving from its previously illegal status" to a more regulated and taxed business. Please clarify here and throughout your registration statement that the marijuana industry remains illegal in many jurisdictions, including at the federal level.
 Robert McGuire
FirstName Corp.
Plantation LastNameRobert McGuire
Comapany NamePlantation Corp.
May 25, 2018
May 25, 2018 Page 3
Page 3
FirstName LastName
Growth Strategy, page 28

10.      Please file as an exhibit the distribution agreement with Sugarmade
Inc.
Description of Property, page 29

11. We note that you do not have any real or personal property other than your product prototypes. Please clarify in your business description how you will manufacture and store your products as well as house your planned new equipment and personnel.
Government Regulations, page 29

12. We note your disclosure that you are not subject to the regulatory regimes being imposed upon businesses involved with the legal supply of marijuana. Please reconcile this disclosure with your disclosure under the risk factor "We are subject to government regulation which will increase operating costs" on page 7 that, "[t]he Company's business is subject to various federal, state, and local laws affecting businesses in general and specifically to federal and state and local laws and regulations as they affect packaging for cannabis."
13. It is unclear whether there are material regulations relating to the glass, plastic and other materials with which you and your partners will need to comply. Please discuss any material regulations and the jurisdictions that will likely regulate your or your partners' businesses.
Directors and Executive Officers, page 30

14. Please disclose the tenures of Mr. Robert McGuire Sr. and Mr. Andrian Bray as officers and directors of the company. Also disclose when they were involved in the various business activities listed in their biographies.
Security Ownership of Certain Beneficial Owners and Management, page 33

15. Please provide the beneficial ownership of your management as a group. Please also provide beneficial ownership percentages following the offering.
Plan of Distribution, page 34

16. We note that your chief executive officer will be selling shares on behalf of the company in its self-underwritten offering. We also note that your chief executive officer will be participating in the selling shareholders offering. Please discuss how your chief executive officer will determine whether to sell shares on behalf of the company or his own account when presented with a selling opportunity.
 Robert McGuire
FirstName Corp.
Plantation LastNameRobert McGuire
Comapany NamePlantation Corp.
May 25, 2018
May 25, 2018 Page 4
Page 4
FirstName LastName
Admission to Quotation on the OTC Link, page 37

17. Please expand your disclosure to discuss the likelihood that your shares will be approved for quotation on the OTCQB in light of the eligibility requirements.
Item 15. Recent Sales of Unregistered Securities, page 40

18. You disclose that, in connection with the merger of the company, Epic Wyoming and
         Plantation Delaware, the company issued 45,000,262 shares, including 40,834,488 shares to shareholders of Epic Wyoming in exchange for their shares in Epic Wyoming and 1,665,512 shares to shareholders of Plantation Delaware in exchange for their shares in Plantation Delaware. Please provide your analysis of the exemption from registration and facts you relied upon in the offer and sales of the company's shares to the Epic
         Wyoming and Plantation Delaware shareholders. We note your disclosure on page 17 that you now have 316 shareholders of record.
Financial Statements for the Fiscal Year Ended December 31, 2017
Note 4- Merger and Acquisitions , page F-13

19. You disclose that the merger transaction was accounted for as an acquisition by related party entities because Plantation Corp. and Epic Events Corp. were and continue to be managed and controlled by Plantation Lifecare Developers, Inc. In your response please provide a schedule identifying each significant shareholder and the percentage voting ownership in each of the entities prior to and after the merger transaction.
         Also expand your disclosure to discuss:

             the relationships between Plantation Lifecare Developers, Inc. and Epic Events Corp.,
             and who controlled the entities prior to the transaction.
             how Plantation Corp . and Epic Events Corp. were controlled by Plantation Lifecare
             Developers after the transactions. We note that Plantation Corp. is the surviving corporation.
20. You disclose that "the accompanying combined financial statements as of and for the fiscal year ended December 31, 2016 and 2017 present the combined financial position and results of operations of the Company and Trade Leasing, Inc." Please clarify the nature of your relationship with Trading Leasing Inc.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Robert McGuire
Plantation Corp.
May 25, 2018
Page 5

        You may contact Christie Wong, Staff Accountant, at 202-551-3684 or Terry French,
Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at
202-551-7237 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

FirstName LastNameRobert McGuire
Comapany NamePlantation Corp.
                                                           Division of
Corporation Finance
May 25, 2018 Page 5                                        Office of
Telecommunications
FirstName LastName